Olivia P. Adler
Attorney at Law
1614 33rd Street N.W.
Washington, D.C. 20007
Phone/Fax: (202) 337-9090
Email: oadler@comcast.net

May 1, 2012

Richard Pfordte Division of Investment Management Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549

Re:	Steward Funds, Inc. (File Nos. 2-28174; 811-01597) and
Capstone Series Fund, Inc. (File Nos. 2-83397; 811-01436) ("Registrants")

Dear Mr. Pfordte:

This letter follows up on our phone conversation of April 24, 2012, in which we discussed Registrants’ use of the terms "enhanced index" in the names of three of their series: Steward Large Cap Enhanced Index Fund, Steward Small-Mid Cap Enhanced Index Fund and Steward International Enhanced Index Fund ("Funds").1  You asked that I submit a letter explaining why Registrants believe their use of the term "enhanced index" in the Funds’ names is appropriate and consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940 ("Rule 35d-1").

The Funds’ investment strategies

Each of the Funds seeks to outperform its designated benchmark index by using an allocation strategy that can, from time to time, change the relative weightings in its portfolio of disclosed categories of securities represented in that index.  Each Fund’s internal investment guidelines are as follows:

Steward Large Cap Enhanced Index Fund seeks to outperform the S&P 500 Index by changing the relative weighting of growth versus value style large-cap securities in the Fund’s portfolio. The Fund’s neutral weight portfolio would be 60% in the S&P 500 Index, 20% in growth stocks listed in the S&P 500 Pure Growth Index and 20% in value stocks listed in the S&P 500 Pure Value Index.2  Within the 40% allocated to pure growth and pure value, the Fund has the flexibility to reallocate between stocks in the "pure growth" component or the "pure value" component.  Its performance at any given time will closely track the relevant blend of these three index components, with any tracking error caused primarily by the Fund’s socially responsible investment restrictions, although the Fund uses certain computer-aided analytical techniques to minimize these effects.

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1 Steward Small-Mid Cap Enhanced Index Fund is a series of Capstone Series Fund, Inc.  The other two Funds are series of Steward Funds, Inc.  The Funds use a common prospectus that also includes two additional series that do not use the term "enhanced index" in their names.

2 The Pure Style Index Series  includes only those stocks from the parent index that exhibit strong Growth or Value Characteristics, and weights them by style score.  All stocks in the "pure" indexes are also in the parent index.

Similarly, Steward Small-Mid Cap Enhanced Index Fund seeks to outperform the S&P 1000 Index by changing the relative weighting of growth versus value style small- and mid-cap securities in the Fund’s portfolio.  The Fund’s neutral weight portfolio would be 60% in the S&P 1000 Index, 20% in growth stocks included in the S&P 1000 Pure Growth Index and 20% in value stocks included in the S&P 1000 Pure Value Index.3  Within the 40% allocated to pure growth and pure value, the Fund has the flexibility to reallocate between stocks in the "pure growth" component or the "pure value" component.  Its performance at any given time will closely track the relevant blend of these three index components, with any tracking error caused primarily by the Fund’s socially responsible investment restrictions, although the Fund uses certain computer-aided analytical techniques to minimize these effects.

Steward International Enhanced Index Fund seeks to outperform the S&P ADR Index by changing the relative weighting of equity securities of developed market companies and of emerging market companies.  The Fund’s neutral weight portfolio would be 85% in the S&P ADR Index and 15% in the Bank of New York Emerging Market 50 ADR Index.  The Fund has the flexibility to allocate between 10% and 20% of the Fund’s portfolio to the Emerging Market index stocks.  Its performance at any given time will closely track the relevant blend of these two indexes, with any tracking error caused primarily by the Fund’s socially responsible investment restrictions, although the Fund uses certain computer-aided analytical techniques to minimize these effects.

Discussion

The proposing and adopting releases for Rule 35d-1 subject the term "index" to the Rule’s 80% requirement but contain no reference to the term "enhanced index."  We have found no guidance relating to use of the term "enhanced index" in a fund’s name in other Securities and Exchange Commission materials.

We have also reviewed a variety of materials regarding "enhanced index" funds, including prospectuses of such Funds and articles relating to "enhanced indexing".  We find that there is no "bright line" definition of these terms.  For example:

Investopedia states that "[e]nhanced index funds trade with the "index fund" title, but to be fair, that’s where the similarity usually ends…Enhanced index funds…are actively managed to beat the return of the tracking index….."  One Investopedia article states that enhanced index fund managers "establish investment selection criteria based on metrics such as company revenue, net income, dividend rates, price/book ratio.  They may also purchase flat percentages of all companies in the fund (regardless of market capitalization) or use complex computer models to find sectors within the index that will yield market-beating performance." 4

Wikipedia states that "enhanced indexing is a catch-all term that describes strategies employed to outperform traditional indexing."  It notes that "[e]nhanced indexing combines elements of passive management and active management."  It then goes on to list six of the different types of strategies that may be used for enhanced indexing (enhanced cash, index construction enhancements, exclusion rules, trading enhancements, portfolio construction enhancements, and tax-managed strategies.)

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3 See note 2, above.

4 http://www.investopedia.com/articles/mutualfund/07/enhanced_index.asp

"The Enhanced Index Fund as an Alternative to Indexed Equity Management," by Dan diBartolomeo at Northfield Information Services (study underwritten by INVESCO Management and Research).  The article states that "[e]nhanced index funds generally involve a quantitatively defined strategy that "tilts" the portfolio composition away from strict adherence to some popular market index to a slightly different composition that is expected to produce more return for similar levels of risk."

Golden Capital Management describes its Enhanced Index Investment Approach as one that permits them to "capture excess return that arises out of certain pricing inefficiencies by investing in a diversified portfolio of companies that are undervalued with superior earnings fundamentals."  Its portfolio construction takes a "bottom-up, fundamental approach."5

Fidelity Large Cap Core Enhanced Index Fund – Normally invests at least 80% of assets in common stocks included in the S&P 500 Index…Generally using computer-aided, quantitative analysis to select stocks that may have the potential to provide a higher total return than that of the S&P 500 Index.

Fidelity Small Cap Enhanced Index Fund – "Geode [the manager] normally invests at least 80% of the fund’s assets in common stocks included in the Russell 2000 Index…Geode considers the fund’s security, industry, and market capitalization weightings relative to the index.  In buying and selling securities for the fund, Geode seeks to outperform the Russell 2000 Index by, in general, quantitatively evaluating factors such as historical valuation, growth, profitability, and other factors.  The portfolio managers incorporate these analyses using a proprietary program to construct the optimal portfolio holdings and further manage benchmark relative risks.  The portfolio managers will generally attempt to overweight securities with positive characteristics identified in the evaluation process and underweight securities with negative characteristics."

Also of interest, there is a considerable range of tracking error that commenters consider acceptable for an "enhanced index" portfolio.  Mr. DiBartolomeo, in the article noted above limits his universe of enhanced index funds to those with tracking error of less than 2%.  The Ridgewood Group’s website article on enhanced indexing claims that this strategy can outperform "traditional index counterparts" by 1%-3% or more per year.6  Attalus Capital says the objectives of its enhanced index funds are to give market index return plus 2-4% annually.7  Similarly, enhanced index funds may have much higher portfolio turnover than standard index funds.  According to Investopedia, enhanced index funds may have turnover rates of 100% or more, compared to 7% turnover for Vanguard 500 Index Fund.8

In sum, it appears that the term "enhanced index" covers a broad range of investment practices and is not clearly defined beyond a practice of normally investing at least 80% of assets in the identified benchmark index.  We believe that the Funds’ strategies are well within the broad range of styles that appear to be encompassed by that term.  Each Fund normally invests at least 80% of its assets in securities represented by its benchmark..9  Each Fund also normally invests at least 80% of its assets in securities represented at any time by the blend of primary and secondary indexes noted above.

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5 http://www.gcml.com/investment-approach/enhanced-index.cfm

6 http://www.indexvalue.com/EnhancedIndexing.htm

7 http://ataluscapital.com/ContentView.aspx?PID=14&NID=5

8 http://www.investopedia.com/articles/mutualfund/07/enhanced_index.asp

9 Each Fund will clarify its disclosure to add this specific 80% policy, which will not represent a change from its current investment practices.  See our suggested disclosure revisions, attached.

Moreover, each Fund’s portfolio structure is determined by the particular indexes described above, with variations (aside from social investment restrictions) only in the relative weights of the related component sub-indexes.  Each Fund is designed and operated so that its performance at any time will closely track the relevant blend of primary and secondary indexes.  The main difference between the Funds and a pure index fund – in other words, the enhancement that each Fund offers – is, as disclosed in the Steward Funds prospectus, the flexibility to alter the relative proportions of the primary and secondary indexes represented in its portfolio.

We would urge you to permit the Funds to retain the "enhanced index" term in their names.  We believe the names are consistent with each Fund’s investment style and strategies, which are clearly tailored to follow the underlying primary and secondary indexes.  We also believe that the disclosure of what the Funds are doing is clear to investors and that it is at least as transparent as that of certain other enhanced index products we have looked at.  We attach, however, some suggested revisions to the Fund’s current prospectus disclosure that we believe will address some of your concerns.

We would also point out that this disclosure has been twice fully reviewed by the SEC staff – the first time in January – March of 2008, when the Funds adopted their current names and investment strategies, and the second time in June-August of 2010, when the Funds revised their disclosure to conform to the SEC’s then-new prospectus summary requirements.  The Funds have been building name recognition for over four years and have had no complaints that their names or policies were unclear or misleading to investors in any way.  A name change would be very confusing to investors.  It would also be enormously burdensome for the Capstone organization and the Funds to have to implement and explain a name change to their shareholders, potential investors and to their broker-dealer community and to assure them that such a change represents no change in investment policy and, although required by the SEC, represents no past evil-doing by the Funds. In your review of this matter, we would urge you to consider whether the burdens of requiring a name change would be justified by any potential benefits.

Sincerely,

/s/Olivia P. Adler
Olivia P. Adler

Suggested Revised Disclosure for Summary Section of Prospectus

Steward Large Cap Enhanced Index Fund

The Fund pursues its objective by seeking to enhance its performance over that of its primary benchmark index by 1) changing the relative weighting in the Fund’s portfolio of growth versus value style securities in the index (style tilt) and 2) utilizing computer-aided, quantitative analysis of valuation, growth, dividend yield, industry and other factors to attempt to compensate for the exclusion of certain index securities due to the Fund’s socially responsible investment policies. Under normal circumstances, the Fund will invest at least 80% of its assets in the securities of companies included in the Fund’s benchmark. The Fund’s benchmark index is a widely recognized broad-based large cap index, as designated by the Fund’s Board of Directors ("Board") from time to time, and is the same index identified in the Average Annual Total Returns table, below.  The Fund’s investments are allocated in an attempt to match the characteristics of a blend of the benchmark and varied weightings from time to time of two indexes that are subcomponents of the benchmark: a large cap growth index and a large cap  value index.  Under normal circumstances, the Fund will invest at least 80% of its assets in securities of large cap companies.  Large cap companies are defined by the market capitalization range of the Fund’s benchmark index from time to time. For the Fund’s current benchmark index, this market capitalization range, as of  May __, 2012, is $X.X to $Y.Y billion.

The companies included in the benchmark index represent a broad spectrum of the U.S. economy and are generally U.S. issuers. In addition to its investment in securities of companies included in the benchmark index, the Fund may invest up to 5% of it total assets in securities on non-U.S. issuers not included in the benchmark index and not more than 2% of its securities in companies in emerging market countries. In the event of changes to the companies included in the benchmark index, changes in the portfolio manager’s evaluation of the relative performance of growth versus value securities, or the development of a material misweighting, the portfolio manager will rebalance the portfolio in a effort to realign the portfolio with its benchmark plus the relevant weightings at the time of the subcomponent indexes.  Because the Fund uses its best efforts to avoid investing in companies that do not pass the cultural values screening criteria, it will divest itself of securities that are subsequently added to the list of prohibited securities.

Steward Small-Mid Cap Enhanced Index Fund

The Fund pursues its objective by seeking to enhance its performance over that of its benchmark index by 1) changing the relative weighting in the Fund’s portfolio of growth versus value style securities in the index (style tilt) and 2) utilizing computer-aided, quantitative analysis of valuation, growth, dividend yield, industry and other factors to attempt to compensate for the exclusion of certain index securities due to the Fund’s socially responsible investment policies. Under normal circumstances, the Fund will invest at least 80% of its assets in the securities of companies included in the Fund’s benchmark. The Fund’s benchmark index is a widely recognized broad-based small- mid-cap index, as designated by the Fund’s Board of Directors ("Board") from time to time, and is the same index identified in the Average Annual Total Returns table, below.  The Fund’s investments are allocated in an attempt to match the characteristics of a blend of the benchmark and varied weightings from time to time of two indexes that are subcomponents of the benchmark: a small-mid cap growth index and a small-mid cap value index.  Under normal circumstances, the Fund will invest at least 80% of its assets in the securities of small- to mid-cap companies.  Small- to mid-cap companies are defined by the market capitalization range of the Fund’s benchmark index from time to time. For the Fund’s current benchmark index, this market capitalization range, as of May __, 2012, is $X.X to $Y.Y billion.

The companies included in the benchmark index represent a broad spectrum of the U.S. economy and are generally U.S. issuers. In addition to its investment in securities of companies included in the benchmark index, the Fund may invest up to 5% of it total assets in securities on non-U.S. issuers not included in the benchmark index and not more than 2% of its securities in companies in emerging market countries. In the event of changes to the companies included in the benchmark index, changes in the portfolio manager’s evaluation of the relative performance of growth versus value securities, or the development of a material misweighting, the portfolio manager will rebalance the portfolio in a effort to realign the portfolio with its benchmark plus the relevant weightings at the time of the subcomponent indexes.  Because the Fund uses its best efforts to avoid investing in companies that do not pass the cultural values screening criteria, it will divest itself of securities that are subsequently added to the list of prohibited securities.

Steward International Enhanced Index Fund

The Fund pursues its objective by seeking to enhance its performance over that of its primary benchmark index by 1) changing the relative weighting in the Fund’s portfolio of equity securities of developed market companies and of emerging market companies, and 2) utilizing computer-aided, quantitative analysis of valuation, growth, dividend yield, industry and other factors to attempt to compensate for the exclusion of certain index securities due to the Fund’s socially responsible investment policies. Under normal circumstances, the Fund will invest at least 80% of its assets in the securities of companies included in the Fund’s primary benchmark. The Fund’s primary benchmark index is a blend of widely-recognized broad-based indexes representing both developed and emerging non-U.S. markets, as designated by the Fund’s Board of Directors ("Board") from time to time, and is the same index identified in the Average Annual Total Returns table, below.  Under normal circumstances, the Fund will invest at least 80% of its assets in the securities of non-U.S. companies.  The Fund’s investments are allocated in an attempt to match the characteristics of a blend of the primary benchmark with varied weightings from time to time of a secondary broad-based index that includes only securities of issuers in emerging market countries.  An emerging market country is any country that has been determined by an international organization, such as the World Bank, to have a low to middle income economy.

Generally, at least 80% of the Fund’s total assets will be in investments in the form of depositary receipts ("DRs") representing securities of companies located or domiciled outside of the United States.  These DRs will primarily be sponsored, but the Fund may, on occasion, invest in unsponsored DRs when appropriate sponsored DRs are not available.  The Fund will invest in securities of issuers throughout the world, and, under normal conditions, substantially all its non-cash assets will be invested in securities of non-U.S. issuers.  The Fund may invest up to 40% of its assets in securities of issuers in emerging market countries.  If a material misweighting develops, the portfolio manager seeks to rebalance the portfolio in an effort to realign it with its benchmark and the relevant weighting at the time of the secondary emerging market index.  Because the Fund uses its best efforts to avoid investing in companies that do not pass the values based screening criteria, it will divest itself of securities that are subsequently added to the list of prohibited securities.